FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 19, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 19, 2004                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)10.88 per Ordinary Share on 9 July 2004 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe          Acquisition of 11 Ordinary Shares under the partnership
                       element of the Plan (personal contribution)

                       Acquisition of 11 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr Coombe and the Company were advised of this information on 12 July 2004.



S M Bicknell
Company Secretary

12 July 2004

                              Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


12 July 2004       The Administrators of the SmithKline Beecham Employee Benefit
                   Trust ("the Trust") notified the Company on 15 July 2004 that following re-investment of the cash dividend paid to the shareholders on 1 July 2004, 1,287 Ordinary shares in the Company had been purchased for participants in the SmithKline
                   Beecham Bonus Investment Plan at a price of(pound)10.82 and that 1,334 Ordinary Shares had been transferred to a participant in the SmithKline Beecham Bonus Investment Plan.

                   The Trust also notified the Company on 15 July that following reinvestment of the cash dividend paid to shareholders on 1 July 2004, 9,075 Ordinary shares in the Company had been purchased for participants in the GlaxoSmithKline Annual Investment Plan at a price of (pound)10.82. The Trust also notified the Company on 15 July that 1,651 Ordinary Shares had been transferred to participants of the Annual Investment Plan.



The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

16 July 2004

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Savings Related Share Option Scheme

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

17,987

5. Number of shares issued / allotted under scheme during period:

143,981

6. Balance under scheme not yet issued / allotted at end of period

16,599

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

104,196 shares blocklisted on 25 June 2002
42,593 shares blocklisted on 15 March 2004
100,000 shares blocklisted on 29 March 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Share Option Plan - ADS

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

214,803

5. Number of shares issued / allotted under scheme during period:

238,360

6. Balance under scheme not yet issued / allotted at end of period

61,628

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

77,942 shares blocklisted on 11 December 2003
42,592 shares blocklisted on 15 March 2004
42,593 shares blocklisted on 29 March 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Share Option Plan - Ordinary Shares

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

188,673

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

188,673

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

77,942 shares blocklisted on 11 December 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Group Limited Share Option Scheme

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,120,122

5. Number of shares issued / allotted under scheme during period:

506,959

6. Balance under scheme not yet issued / allotted at end of period

2,613,163

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome 1999 Share Option Plan

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

40,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

40,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

40,000 shares blocklisted on 25 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome International Share Option Scheme

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

21,520,119

5. Number of shares issued / allotted under scheme during period:

360,910

6. Balance under scheme not yet issued / allotted at end of period

21,159,209

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

35,236,365 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Savings Related Share Option Plan

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,856,077

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

3,856,077

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,500,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Share Option Scheme

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,505,329

5. Number of shares issued / allotted under scheme during period:

10,058

6. Balance under scheme not yet issued / allotted at end of period

5,495,271

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,031,645 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

462,518

5. Number of shares issued / allotted under scheme during period:

270,638

6. Balance under scheme not yet issued / allotted at end of period

191,880

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,027,248 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

758,114

5. Number of shares issued / allotted under scheme during period:

731,120

6. Balance under scheme not yet issued / allotted at end of period

26,994

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved -
Ordinary Shares

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

50,182

5. Number of shares issued / allotted under scheme during period:

161,646

6. Balance under scheme not yet issued / allotted at end of period

31,128

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 shares blocklisted on 27 December 2000
100,000 shares blocklisted on 15 March 2004
42,592 shares blocklisted on 29 March 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature




                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


                          Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Wellcome Executive Share Option Scheme

3. Period of return:

From        30 December 2003                          To     30 June 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,649

5. Number of shares issued / allotted under scheme during period:

2,000

6. Balance under scheme not yet issued / allotted at end of period

4,649

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

218,273 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,933,804,359

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature